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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 1)(1)

                           The Med-Design Corporation
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    583926100
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                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 16, 2005
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 pages

----------------
     (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP NO. 583926100                   13D                           PAGE 2 OF 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                                          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF-OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                             7      SOLE VOTING POWER

                                    992,552

       NUMBER OF             8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   0
       OWNED BY
         EACH                9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                      992,552
         WITH
                             10     SHARED DISPOSITIVE POWER

                                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      992,552

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%


14    TYPE OF REPORTING PERSON*

      IN-IA-PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 4

                                 AMENDMENT NO. 1

INTRODUCTION:

This constitutes Amendment No. 1 to the original Schedule 13D (the "Original 13D"), filed on behalf of Lloyd I. Miller, III, (the "Reporting Person") dated December 27, 2005, relating to the common stock of The Med-Design Corporation (the "Issuer"). The purpose of Amendment No. 1 is to report that due to a clerical error, the Reporting Person inadvertently reported on the Original 13D his beneficial holdings as 97,221 shares less than actually beneficially owned by the Reporting Person. Unless specifically amended or modified hereby, the disclosure set forth in the Original 13D shall remain unchanged.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Item 3 of the Original 13D is hereby amended and restated by deleting the last sentence of Item 3 thereto and replacing it with the following:

     The aggregate purchase price for the Shares and the warrants to purchase Shares in Milfam II L.P. was $651,174.27.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Original 13D is hereby amended and restated in its entirety with the following:

     (a) Miller may be deemed to beneficially own 992,552 Shares (5.9% of the outstanding Shares, based on 16,749,486 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2005). As of the date hereof, 992,552 of such beneficially owned Shares are owned of record by Milfam II L.P.

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                                                                     Page 4 of 4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2006

                                    By: /s/ Lloyd I. Miller, III
                                        ----------------------------------------
                                        Lloyd I. Miller, III